FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number: 000-31215

MIND C.T.I. LTD.

(Translation of Registrant's Name into English)

Industrial Park, Building 7, P.O.Box 144, Yoqneam 20692, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

INCORPORATION BY REFERENCE

Exhibit 1 to this Report on Form 6-K is hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K consists of the following document, which is attached hereto and incorporated by reference herein:
1. Press Release: MIND Announces Two New Wins, Dated August 28, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2007

MIND C.T.I. LTD.
By: /s/ Monica Eisinger Name: Monica Eisinger =================== Title: Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.	Press Release: MIND Announces Two New Wins, Dated August 28, 2007.

Exhibit 1

MIND Announces Two New Wins

Strengthening Presence in the US Market

Yoqneam, Israel, August 28, 2007 - MIND CTI Ltd. (NasdaqGM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for tier 2 and tier 3 carriers worldwide, today announced it has won two new large deals in the US.

MIND has been selected by a wireless communications service provider in the US to support its unique model for mobile solutions thanks to its product flexibility and openness in managing innovative needs. This is a five-year agreement for managed services (extended maintenance and enhanced support services that include performing day to day billing operational tasks). The MIND solution that will be deployed includes consolidated billing, customer care, order management, inventory, provisioning and mediation.

The second win is with a provider of both wireless and wireline services in the US. As a first phase MIND was chosen to perform billing and customer care for the new offering of the wireless services. This new win is for the fix line operation, where the consolidated MIND billing, customer care, order management and inventory platform will be deployed to replace legacy systems for voice, data and corporate services. The MIND platform, once fully rolled out, should provide a unified view of all customers and services across all offerings.

Monica Eisinger, Chairperson and CEO, commented: "We are pleased to announce these two new important wins. These wins reflect our strengthening presence in the US market, both in the mobile and the wireline industry. We believe that our innovative solutions and reputation of on-time successful implementations will help us win additional contracts in the near future."

Implementation of these projects will be completed within two to four quarters.

About MIND
MIND CTI Ltd. is a leading provider of convergent prepaid and postpaid end-to-end billing and customer care solutions for Wireless, Wireline, VoIP and Quad-play carriers worldwide. A global company, with over ten years of experience in providing solutions to carriers, MIND operates from offices in Europe, Israel and the United States, serving customers in more than 40 countries around the world. For more information, visit MIND at: www.mindcti.com .

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com